Exhibit I

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
NEWS RELEASE
TEEKAY LNG PARTNERS L.P. ANNOUNCES
PRICING OF FOLLOW-ON OFFERING
Hamilton, Bermuda, April 5, 2011 - Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP) announced today that it has priced its follow-on public offering of 3,700,000 common units, which represent limited partner interests, at $38.88 per unit. Teekay LNG has granted the underwriters a 30-day option to purchase up to an additional 555,000 units to cover over-allotments, if any. The Partnership intends to use a portion of the net proceeds from the public offering to fund the equity purchase price of its acquisition from Teekay Corporation of a 33 percent interest in four newbuilding 160,400-cubic meter liquefied natural gas (LNG) carriers which will commence operations under time-charter to the Angola LNG project upon each vessel’s respective delivery, scheduled between late 2011 and early 2012. Pending delivery of the vessels, all interim and remaining net proceeds from the offering will be used to repay amounts outstanding on one of the Partnership’s revolving credit facilities.
Teekay LNG is a publicly-traded master limited partnership formed by Teekay Corporation (NYSE: TK) as part of its strategy to expand its operations in the LNG and liquefied petroleum gas (LPG) shipping sectors. Teekay LNG provides LNG, LPG and crude oil marine transportation services under long-term, fixed-rate charter contracts with major energy and utility companies through its fleet of seventeen LNG carriers, two LPG carriers, ten Suezmax class crude oil tankers and one Handymax product tanker.
Teekay LNG’s common units trade on the New York Stock Exchange under the symbol “TGP”.
The joint book running managers for this offering are UBS Investment Bank, Barclays Capital and J.P. Morgan. The co-managers are Goldman, Sachs & Co., Raymond James, ABN AMRO, Credit Agricole CIB, ING and Sunrise Securities Corp.
When available, copies of the prospectus supplement and accompanying base prospectus related to this offering may be obtained from UBS Securities LLC, Attn: Prospectus Dept., 299 Park Avenue, New York, NY 10171, Tel: 888-827-7275; Citi, Brooklyn Army Terminal, 140 58th Street, 8th Floor, Brooklyn, NY, 11220, Tel: (800) 831-9146; or Barclays Capital Inc. c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Barclaysprospectus@broadridge.com, Tel. (888) 603-5847; or J.P. Morgan Securities LLC, Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Telephone: (866) 803-9204.
This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This offering may be made only by means of a prospectus supplement and accompanying base prospectus.
The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 609-4793
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